UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          Transition Therapeutics Inc.
                          ----------------------------
                                (Name of Issuer)

                           Common Shares, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                    893716209
                                    ---------
                                 (CUSIP Number)

                                December 31, 2007
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                         -------------------------
CUSIP No. 893716209                     13G            Page 2 of 5 Pages
------------------------------                         -------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Larry N. Feinberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            372,411
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,172,992
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 372,411
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,172,992
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,545,403
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           6.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is being filed with respect to the Common Shares, no par value ("Common Stock") of Transition Therapeutics Inc., a Canadian corporation (the "Company"), to amend the Schedule 13G filed on August 28, 2007 (the "Schedule 13G"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.


Item 2(a):   Name of Person Filing:
---------    ---------------------

     Item 2(a) of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     This Schedule 13G is filed by Mr. Larry N. Feinberg ("Mr. Feinberg"), who (A) serves as the senior managing member of Oracle Associates, LLC, a Delaware limited liability company, which serves as the general partner of certain investment funds and/or managed accounts (the "Domestic Funds"), (B) is the sole shareholder and president of Oracle Investment Management, Inc., a Delaware corporation, which serves as the investment manager and has investment discretion over the securities held by certain investment funds and/or managed accounts (together with the Domestic Funds, the "Funds"), (C) is the trustee of The Feinberg Family Foundation (the "Foundation"), and (D) is the trustee of certain trusts (the "Trusts"). Mr. Feinberg directly owns (individually and as trustee of the Foundation and the Trusts) certain shares of Common Stock and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationships, directly owned by the Funds. Mr. Feinberg may be referred to herein as the "Reporting Person."

Item 4:      Ownership:
------       ---------

     Item 4 of the Schedule 13G is hereby amended by the deletion of the entirety of the text thereof and its replacement with the following:

     The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon 22,979,920 shares of Common Stock issued and outstanding as of November 1, 2007 as reported in the Company's Current Report on Form 8-K filed on November 9, 2007. The beneficial ownership of the Reporting Person is set forth below.

  A. Larry N. Feinberg
     -----------------
     (a) Amount beneficially owned: 1,545,403
     (b) Percent of class: 6.7%.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 372,411
          (ii)  Shared power to vote or direct the vote: 1,172,992
          (iii) Sole power to dispose or direct the disposition: 372,411
          (iv)  Shared power to dispose or direct the disposition:  1,172,992

Item 10:     Certification:
-------      -------------

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2008


                                /s/ Larry N. Feinberg
                                ---------------------------------------
                                Larry N. Feinberg










                       [SIGNATURE PAGE TO AMENDMENT NO. 1
                         TO SCHEDULE 13G WITH RESPECT TO
                          TRANSITION THERAPEUTICS INC.]